UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 9)

                          Publix Super Markets, Inc.
                          --------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $1.00 Per Share
                   ---------------------------------------
                        (Title of Class of Securities)

                                     None
                                     ----
                                (CUSIP Number)

                              December 31, 2001
                              -----------------
              (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   |X|  Rule 13d-1(b)

   |_|  Rule 13d-1(c)

   |_|  Rule 13d-1(d)


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13G
CUSIP No.    None                                           Page 2 of 4 Pages
             ----                                               --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Publix Super Markets, Inc. Employee Stock Ownership Plan
      59-1673419

2     Check the Appropriate Box if A Member of a Group

                                                                     (a)

                                                                     (b)_X_
3     SEC Use Only



4     Citizenship or Place of Organization

      Employee Benefit Plan (Florida)


Number of
Shares               5  Sole Voting Power                         0
Beneficially
Owned By             6  Shared Voting Power              53,720,709
Each
Reporting            7  Sole Dispositive Power                    0
Person
With:                8  Shared Dispositive Power         53,720,709


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      53,720,709

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      Not applicable.

11    Percent of Class Represented by Amount in Row (9)

      27.25%

12    Type of Reporting Person
      EP

                                 SCHEDULE 13G
CUSIP No.    None                                           Page 3 of 4 Pages
             ----                                               --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1936 George Jenkins Boulevard, Lakeland, FL 33815

Item 2(a).  Name of Person Filing:

            Publix Super Markets, Inc. Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            1936 George Jenkins Boulevard, Lakeland, FL 33815

Item 2(c).  Citizenship:

            Employee Benefit Plan (Florida)

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. This statement is filed pursuant to Rule 13d-1(b). Check whether the person filing is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F): |X|

Item 4.     Ownership
-------     ---------

            Information regarding ownership of common stock of the Company:

            (a)   Amount beneficially owned:  53,720,709

            (b)   Percent of class:  27.25%

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or direct the vote:  0

                  (ii)  Shared power to vote or to direct the vote:  53,720,709

                  (iii) Sole power to dispose or to direct the disposition of:
                        0

                  (iv) Shared power to dispose or to direct the disposition of: 53,720,709

                                 SCHEDULE 13G
CUSIP No.    None                                           Page 4 of 4 Pages
             ----                                               --   --

      As of December 31, 2001, the Publix Super Markets, Inc. Employee Stock Ownership Plan ("ESOP") was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 53,720,709 shares of the Company's common stock or approximately 27.25% of the total outstanding shares of the Company's common stock.

      Changes that have occurred in the total number of shares of common stock held by the ESOP since the filing of the eighth amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the ESOP.


Item 5.  Ownership of Five Percent or Less of a Class
-------  --------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
-------  ---------------------------------------------------------------

      Dividends paid on the Company's common stock and attributable to shares allocated to ESOP participants' accounts may be distributed to such participants as directed by Publix Super Markets, Inc. in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
-------  ------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company
         ------------------------------------------------------------

      Not applicable.

Item 8.  Identification and Classification of Members of the Group
-------  ---------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
-------  ------------------------------

      Not applicable.

Item 10. Certification
-------  -------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2002


                                          /s/ Hoyt R. Barnett
                                          -------------------
                                          Hoyt R. Barnett, Trustee
                                          Publix Super Markets, Inc.
                                          Employee Stock Ownership Plan

                                   SCHEDULE 1

                   SHARES HELD BY PUBLIX SUPER MARKETS, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN




               Shares       Shares
  Date        Acquired    Disposed of    Balance   Description of Transaction
  ----        --------    -----------    -------   --------------------------

      Beginning Balance                 54,336,127
 Jan-01                       271,274   54,064,853 Distributions to participants
 Feb-01                       636,537   53,428,316 Distributions to participants
 Mar-01         14,592                  53,442,908 Company contribution - Publix
                                                   Alabama, LLC
 Mar-01      4,118,171                  57,561,079 Company contribution - Publix
                                                   Super Markets, Inc.
 Mar-01            153                  57,561,232 Special Company contribution
 Mar-01              1                  57,561,233 Partial share adjustment
 Mar-01                       550,970   57,010,263 Distributions to participants
 May-01                       672,304   56,337,959 Distributions to participants
 Jun-01                       799,432   55,538,527 Distributions to participants
 Aug-01                       541,450   54,997,077 Distributions to participants
 Sep-01                       608,552   54,388,525 Distributions to participants
 Nov-01                       571,223   53,817,302 Distributions to participants
 Dec-01                       318,743   53,498,559 Distributions to participants
 Dec-01        222,150                  53,720,709 Purchase
             ---------      ---------

             4,355,067      4,970,485
             =========      =========